TRANSGLOBE ENERGY CORPORATION
UPDATES Q3 PRODUCTION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 11, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on third Quarter production and operations. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Drilling commenced October 10th on the South Mariut concession (60% Working Interest) at Al Azayem #1.
Q-3 average production of 18,145 Bopd (Egypt 16,810 Bopd; Yemen 1,335 Bopd) a 7% increase over Q-2 average production.
Q-3 average sales volumes of approximately 17,190 Bopd (Egypt 16,810 Bopd; Yemen 380 Bopd) with an increase of Yemen inventories which is scheduled for tanker lifting in Q4.
September production averaged 18,525 Bopd (Egypt 16,869 Bopd; Yemen 1,656 Bopd).

West Gharib production of 12,500 Bopd was shut-in for approximately 8 days (September 30th ~ October 7th ) due to an illegal labor protest blocking crude oil deliveries from the West Gharib field to the GPC receiving terminal.

Current production is approximately 20,000 Bopd.
2012 Guidance for production remains unchanged at 17,000 to 18,600 Bopd.

UPDATE

TransGlobe’s production averaged 18,525 Bopd in September.

Production from Egypt averaged 16,869 Bopd (West Gharib ~12,238 Bopd; West Bakr ~4,381 Bopd & East Ghazalat ~250 Bopd) in September.

West Gharib September and October production was impacted by an 8 day illegal labor protest at the West Gharib field entrance which shut down crude oil trucking from West Gharib from September 30th to October 7th . The labor protest involved subcontractor day-rate workers who were seeking full time employment. The protest was ruled illegal by the courts on October 7th and disbanded peacefully by the Ministry of Interior. It is estimated that approximately 100,000 Barrels of production was deferred during the eight day protest which reduced the September sales by approximately 365 Bopd for the month and will impact fourth quarter sales by approximately 950 Bopd. Current production at West Gharib is approximately 12,600 Bopd. Longer term the Company continues to progress a number of infrastructure projects in the West Gharib/West Bakr fields to deliver West Gharib production to GPC by pipeline and thereby eliminate oil trucking outside the West Gharib field area.

West Bakr production is delivered by pipeline and was unaffected by the protest. Current production from West Bakr is approximately 4,820 Bopd.

East Ghazalat commenced production September 9th representing the Company’s first production from the Western Desert. Three Safwa wells were placed on production during September and the fourth well was placed on production in early October. Production from the Safwa field was approximately 500 Bopd (250 Bopd to TransGlobe) for September. Safwa production has averaged approximately 1,100 Bopd (550 Bopd to TransGlobe) in October. The East Ghazalat 2x exploration well reached total depth in September and was abandoned.

Production in Yemen averaged 1,656 Bopd (Block S-1 at 1,314 Bopd; Block 32 at 342 Bopd) in September. The Company has agreed to amend the Block S-1 marketing contract from a monthly purchase contract to a tanker lifting sales contract which has resulted in a buildup of inventory during Q3 which will be sold during the next tanker lifting in Q4. Based on current production volumes it is estimated that tanker liftings could occur approximately once per quarter from Block S-1. Block 32 production is marketed on a similar contract arrangement with a different purchaser, which started January 1, 2012.

Block S-1 production in September was impacted by a 7 day shut-in period due to an attack on the export pipeline, which was repaired. Current production is approximately 1,720 Bopd to TransGlobe in October.

Block 32 production is currently 350 Bopd to TransGlobe.

INVESTOR CONFERENCES

TransGlobe is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company`s activities at the Canaccord Genuity Global Resources Conference in Miami, Florida on Tuesday, October 16, 2012 at 2:30 pm Eastern Daylight Time (12:30 pm Mountain Daylight Time).

Investors are invited to listen to the live webcast of the presentation via the following link:
http://wsw.com/webcast/canaccord7/tga/

The links to these webcasts will also be available on TransGlobe`s website at:
www.trans-globe.com

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com